Dolgenos Newman & Cronin LLP
                     1001 Avenue of the Americas, 12th Floor
                               New York, NY 10018

                                                             December 13, 2005

BY EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 6010
Washington, D.C. 20549

         Attention:  Russell Mancuso
                     Branch Chief

                         Re: Avitar, Inc.
                             Preliminary Proxy Materials
                             Filed October 18, November 14,
                                    November 22, December 5 and
                                    December 13, 2005
                             File No. 1-15695
                             Letter dated December 6, 2005

Gentlemen:

     On behalf of our client, Avitar, Inc. ("Avitar" or the "Company"), we are responding to the comment contained in the staff's letter dated December 6, 2005 (the "Comment Letter") and the telephone conference we had with the staff yesterday, and we are also providing disclosure for the revised Preliminary Proxy Statement with a view toward facilitating your review.

Terms of September 2005 Private Placement

As mentioned in our letter dated December 7, 2005, in response to the comments received, the Company withdrew its Registration Statement on Form S-3 (File No. 333-128549) by filing its application pursuant to Rule 477. In addition, the Company is also renegotiating the terms of the transaction with the investors, but these renegotiations do not extend to the basic economic terms of the transaction. Specifically, the parties are renegotiating so that shareholder approval will not be a condition to funding of the final $1 million of the transaction and the rights of the investors will not be assignable until after the required Registration Statement has been declared effective by the SEC.

In addition, the Company amended its Preliminary Proxy Materials by inserting in Proposal No. 2 the following revised first paragraph under the heading "Terms of September 2005 Private Placement":

     "Terms of September 2005 Private Placement. The Company entered into the September 2005 $3 million private placement of convertible notes and warrants based upon a Securities Purchase Agreement with accredited investors. The securities to be issued in the private placement are $3 million of 8% Secured Convertible Notes and Warrants to purchase 6,000,000 shares of the Company's Common Stock in exchange for gross proceeds of $3 million, of which $1 million was paid in the first closing on September 23, 2005. A second tranche of $1 million was paid after we filed a registration statement with respect to the shares issuable upon conversion of the Notes and exercise of the Warrants. On December 2, 2005, the Company applied to the SEC to withdraw this registration statement. In addition, the Company and the investors are renegotiating certain terms of the transaction so that shareholder approval will not be a condition to funding of the final $1 million of the transaction and assignability of the rights of the investors will be further restricted. However, the Company and the investors do not expect any change in the basic economic terms of the transaction. The Company will file another registration statement with respect to the shares issuable upon conversion of the Notes and exercise of the Warrants (the "Registration Statement"). The third tranche of $1 million is to be paid when the Registration Statement is effective. The Notes are convertible into Common Stock at 65% of the average of the three
     (3) lowest intraday trading prices for the twenty (20) trading days immediately prior to the notice of conversion and the Warrants are exercisable at $0.25 per share."

In addition, the Company amended the Table in Proposal No. 2 by deleting the following:

"Number of Shares underlying Notes for
  September 2005 Private Placement
    based on closing price on November 10, 2005         467,550,000    9,351,000

In lieu of such deletion, the Company substituted the following in the Table in Proposal No. 2:


"Number of Shares underlying previously
  Funded Notes in principal amount of
  $2 million for September 2005 Private Placement
    based on closing price on November 23, 2005         311,700,000   6,234,000

 Number of Shares underlying Note to be funded
  in future in principal amount of $1 million
  for September 2005 Private Placement
  based on closing price on November 23, 2005           155,850,000   3,117,000"

The Company understands and acknowledges that the review of its Preliminary Proxy Materials does not affect or limit the review, or the scope or level of review, of any or all subsequent filings of Registration Statements for securities of the Company, whether on Form S-3, Form SB-2, Form S-1 or otherwise. In addition, the Company delivered the attached letter.

It is important for the shareholders to receive the Proxy Statement well in advance of the Annual Meeting, now re-scheduled for January 18, 2006. Accordingly, the Company respectfully requests review so that it may mail and file its Definitive Proxy Statement. Please call the undersigned at (212) 925-2800 if you have any questions.

                                        Sincerely,

                                        /s/Eugene M. Cronin
                                        Eugene M. Cronin
cc: (via fax) Tom Jones, Examiner

                                  AVITAR, INC.
                                   65 Dan Road
                                Canton, MA 02021

                                                              December 13, 2005

BY EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 6010
Washington, D.C. 20549

         Attention:  Russell Mancuso
                     Branch Chief

                          Re: Avitar, Inc.
                              Preliminary Proxy Materials
                              Filed October 18, November 14,
                                     November 22, December 5 and
                                     December 13, 2005
                              File No. 1-15695
                              Letter dated December 6, 2005

Gentlemen:

In connection with the above-referenced materials, the Company acknowledges that:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                             Sincerely,

                                             Avitar, Inc.

                                             By:  /s/Peter P. Phildius
                                                  Peter P. Phildius,
                                                  Chairman & CEO
cc:  Tom Jones, Examiner (By Fax)